UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                              Lipid Sciences, Inc.
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                                (Name of Issuer)

                Common Stock, par value $.001 par value per share
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                         (Title of Class of Securities)


                                   53630P 10 1
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                                 (CUSIP Number)


                                 Tania R. Chase
                             KAI International, LLC
                             P.O. Box 7031 Port Vila
                             Vanuatu, South Pacific
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                November 22, 2005
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             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   53630P 10 1
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1.   Names of Reporting Persons.......................... KAI International, LLC
     I.R.S. Identification Nos. of above persons (entities only)......33-0988813
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ................................................................ [x]
     (b)   ................................................................ [ ]
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3    SEC Use Only..............................................................
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4.   Source of Funds (See Instructions).....................................N/A
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5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d)or 2(e)..........................................N/A
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6.   Citizenship or Place of Organization............................. Delaware
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Number of  Shares   7.    Sole Voting Power...........................1,325,013
Bene-               ------------------------------------------------------------
ficially Owned
by Each             8.    Shared Voting Power..................................0
Reporting           ------------------------------------------------------------
Person With
                    9.    Sole Dispositive Power .....................1,325,013
                    ------------------------------------------------------------

                    10. Shared Dispositive Power..............................0
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person.....1,325,013
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)....................................................[ ]
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13.   Percent of Class Represented by Amount in Row (11)....................4.9%
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14.   Type of Reporting Person (See Instructions)
      .....................................................................OO
      ..........................................................................
      ..........................................................................
      ..........................................................................
      ..........................................................................
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                                                                     Page 2 of 8

CUSIP No.   53630P 10 1
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1.    Names of Reporting Persons.                                 Tania R. Chase
      I.R.S. Identification Nos. of above persons (entities only)........
--------------------------------------------------------------------------------

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   ............................................................... [x]
      (b)   ............................................................... [ ]
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3     SEC Use Only.......................................................
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4.    Source of Funds (See Instructions).................................. N/A
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e)............................................... N/A
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6.    Citizenship or Place of Organization........................... Australia
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Number of  Shares    7.   Sole Voting Power........................ 1,325,013(1)
Bene-                -----------------------------------------------------------
ficially Owned
by Each              8.   Shared Voting Power.................................0
Reporting            -----------------------------------------------------------
Person With
                     9.      Sole Dispositive Power ................1,325,013(1)
                     -----------------------------------------------------------

                     10. Shared Dispositive Power.............................0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person...1,325,013(1)
--------------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions).....................................................[ ]
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)..................4.9(1)%
--------------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)
     .......................................................................IN
     ...........................................................................
     ...........................................................................
     ...........................................................................
     ...........................................................................
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(1)  Tania R.  Chase is a  beneficial  owner of the  1,325,013  shares  of Lipid
     Sciences, Inc. as the Managing Member of KAI International, LLC.

CUSIP No. 53630P 10 1
-------------------------------------------------------------------------------

1.   Names of Reporting Persons.                                    Bill E. Cham
     I.R.S. Identification Nos. of above persons (entities only)..........
--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)   ................................................................ [ ]
     (b)   ................................................................ [ ]
--------------------------------------------------------------------------------

3     SEC Use Only.........................................................
--------------------------------------------------------------------------------

4.    Source of Funds (See Instructions)....................................N/A
--------------------------------------------------------------------------------

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant
      to Items 2(d) or 2(e).................................................N/A
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6.    Citizenship or Place of Organization.......................... Netherlands
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Number of  Shares    7.   Sole Voting Power...................................0
Bene-                -----------------------------------------------------------
ficially Owned
by Each              8.   Shared Voting Power............................ 80,000
Reporting            -----------------------------------------------------------
Person With
                     9.   Sole Dispositive Power ............................ 0
                     -----------------------------------------------------------

                     10. Shared Dispositive Power....................... 80,000
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11.   Aggregate Amount Beneficially Owned by Each Reporting Person.....80,000(2)
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)................................................... [ ]
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13.   Percent of Class Represented by Amount in Row (11)............... 0.30(2)%
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14.   Type of Reporting Person (See Instructions)
      ...................................................................... IN
      ..........................................................................
      ..........................................................................
      ..........................................................................
      ..........................................................................
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(2)  Bill E. Cham has a beneficial interest in the 80,000 vested but unexercised options in shares of Lipid Sciences, Inc.'s common stock. Bill E. Cham only has a pecuniary interest and is not a beneficial owner of the 1,325,013 shares of Lipid Sciences, Inc. as a Member of KAI International, LLC.

Item 1.  Security and Issuer.

     This statement relates to shares of Common Stock, $0.001 par value (the "Shares") of Lipid Sciences, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 7068 Koll Center Pakway, Suite 401, Pleasanton, California 94566. This Amendment No. 2 to Schedule 13D, reports that KAI International, LLC ("KAI") (i) sold 50,000 shares of common stock of the Issuer on August 9, 2005 at a per share price of $4.2649; (ii) sold 200,000 shares of common stock of the Issuer on August 10, 2005 at a per share price of $4.2355; and (iii) transferred 1,060,000 shares to each of the following entities without consideration for tax and estate planning purposes
(1) The Arukai Trust (the "Arukai Trust"), (2) The Roel Trust (the "Roel Trust") and (3) The Chameleon Trust (the "Chameleon Trust" and collectively with the Arukai Trust and the Roel Trust, the "Trusts").

Item 2.  Identity and Background.

     a-c, f. This statement is being filed by KAI, Tania R. Chase and Bill E. Cham, Ph.D. (KAI, Ms. Chase and Dr. Cham are collectively referred to in this Amendment No. 2 to Schedule 13D as the "Reporting Persons"). KAI is a Delaware limited liability company. KAI is managed solely by Ms. Chase. Dr. Cham resigned as Managing Member of KAI effective as of April 14, 2005. Ms. Chase is deemed to have beneficial ownership of the 1,325,013 Shares based on her status as Managing Member of KAI. KAI has no operations. Ms. Chase's principal occupation is the Managing Member of KAI. The business address of KAI and Ms. Chase is P.O. Box 7031, Port Vila, Vanuatu, South Pacific. Dr. Cham currently holds no principal occupation and therefore has no corresponding business address. Ms. Chase is a citizen of Australia and Dr. Cham is a citizen of the Netherlands.

     d. Within the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. Within the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable.

Item 4.  Purpose of the Transaction.

     On August 9, 2005, KAI sold 50,000 shares of common stock of the Issuer at a per share price of $4.2649. On August 10, 2005, KAI sold 200,000 shares of common stock of the Issuer at a per share price of $4.2355. On November 22, 2005, KAI initiated a transfer 1,060,000 shares to each of the following entities without consideration for tax and estate planning purposes (i) the Arukai Trust, (ii) the Roel Trust and (iii) the Chameleon Trust. Each Trust is irrevocable, has independent trustees and is administered from Vanuatu, South Pacific. No Reporting Party has direct or indirect control over the Trusts.

     Subject to on going evaluation, except as set forth above or as previously disclosed on Schedule 13D filed on December 10, 2001 and as amended on February 4, 2003, none of the Reporting Persons have any current plans or proposals which relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) As of August 9, 2005, KAI beneficially owned 4,705,013 shares of the Issuer's common stock, representing approximately 17.2% of the Issuer's outstanding shares of common stock. As of August 10, 2005, KAI beneficially owned 4,505,013 shares of the Issuer's common stock, representing approximately 16.5% of the Issuer's outstanding shares of common stock. As of November 22, 2005, KAI beneficially owns 1,325,013 shares of the Issuer's common stock, representing approximately 4.9% of the Issuer's outstanding shares of common stock. As of April 14, 2005, Dr. Cham, as an individual, holds 80,000 vested but unexercised options in shares of the Issuer's common stock (the "Options"), representing approximately 0.3% of the Issuer's outstanding shares of common stock.

     (b) Ms. Chase as Managing Member of KAI has the sole power to vote one hundred percent (100%) of the Shares and sole power to dispose of one hundred percent (100%) of the Shares. Dr. Cham as the holder of the Options has absolutely no power to vote or dispose of the Options unless and until the time he exercises the Options.

     (c) Except as described herein, the Reporting Persons have not effected any transaction in the Issuer's common stock during the past sixty (60) days.

     (d) Not applicable.

     (e) Effective as of the transfer of 1,060,000 shares to the Arukai Trust, the Roel Trust and the Chameleon Trust on November 22, 2005, each of the Reporting Persons ceased to be a beneficial owner of five percent (5%) or more of the Shares of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not applicable.

Item 7.  Materials to be Filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          KAI International, LLC


Dated: November 23, 2005                  /s/ Tania R. Chase
                                          --------------------------------------
                                          Tania R. Chase, Managing Member


                                          /s/ Tania R. Chase
                                          --------------------------------------
                                          Tania R. Chase, an individual


                                          /s/ Bill E. Cham
                                          --------------------------------------
                                          Bill E. Cham, an individual